UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ x ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _________________

Commission File Number ________________

NOVACOPPER INC.
(Exact name of registrant as specified in its charter)

British Columbia	1041	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification	Identification No.)
	Code)

Suite 2300, 200 Granville Street
Vancouver, British Columbia
Canada, V6C 1S4
(604) 638-8088
(Address and telephone number of registrant’s principal executive offices)

DL Services, Inc.
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which To Be Registered:
Common Shares, no par value	NYSE Amex LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [ ] Yes [ x ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). [ ] Yes [ ] No

FORWARD LOOKING STATEMENTS

     This Registration Statement including the Exhibits incorporated by reference into this Registration Statement contain forward-looking statements concerning anticipated developments in the operations of NovaCopper Inc. (the “Registrant”) in future periods, perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for precious and base metals, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Proxy Circular filed as Exhibit 99.1 to this Registration Statement.

     The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements were made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

     The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with generally accepted accounting principles (“GAAP”) in Canada, and are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of the United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 10 of the audited consolidated financial statements of the Registrant.

     The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the Unites States Securities Act of 1933, as amended. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

     In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

     Accordingly, information contained or incorporated by reference in this Registration Statement containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT

     The following documents have been filed as part of this Registration Statement on Form 40-F as Exhibits hereto:

Exhibits	Documents

99.1

Notice of Special Meeting of Securityholders of NovaGold Resources Inc and Management Proxy Circular with Respect to a Proposed Plan of Arrangement Involving NovaGold Resources Inc., its Securityholders and NovaCopper Inc., dated February 27, 2012, containing the audited Financial Statements of NovaCopper as at November 30, 2011 and November 30, 2010, Audited Annual Carve- out Financial Statements of the Ambler Project for the years ended November 30, 2010, 2009 and 2008, unaudited Pro-Forma Consolidated Financial Statements of NovaCopper Inc. as at November 30, 2011 and a description of the Registrant’s common shares (incorporated by reference to the Form 6-K of NovaGold Resources Inc. filed with the Securities and Exchange Commission on March 1, 2012) (File No. 1-31913).

99.2	Certificate of Incorporation, effective April 27, 2011, respecting the incorporation of NovaCopper Inc.

99.3	Articles of NovaCopper Inc., effective April 27, 2011.

99.4	Consent of PricewaterhouseCoopers LLP.

99.5	Consent of Robert Gill.

99.6	Consent of Kirk Hanson.

99.7	Consent of Greg Kulla.

99.8	Consent of Tony Lipiec.

99.9	Consent of Jay Melnyk.

99.10	Consent of Neal Rigby.

99.11	Consent of Dana Rogers.

99.12	Consent of Gordon Seibel.

99.13	Consent of Russ White.

99.14	Consent of Erin Workman.

99.15	Consent of Gregory Wortman.

99.16	Consent of SRK Consulting.

99.17	Consent of AMEC Americas Limited.

99.18	Consent of Lemley International Limited

OFF-BALANCE SHEET ARRANGEMENTS

     The Registrant has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table lists as of November 30, 2011 information with respect to the Registrant’s known contractual obligations.

Payments due by period in thousands of Canadian
dollars
Contractual Obligations	Total	Less	1- 3 years	3 – 5 years	More
		than 1			Than 5
		year			years
Long-Term Debt Obligations	-
Capital (Finance) Lease Obligations	-
Operating Lease Obligations	-
Purchase Obligations	126	126
Short-Term Debt Obligations	395	395
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under Canadian GAAP Total	-

UNDERTAKINGS

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

     Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X.

     Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVACOPPER INC.

/s/ Elaine Sanders
Elaine Sanders
Chief Financial Officer and Corporate Secretary
Date: March 1, 2012

EXHIBIT INDEX

The following exhibits have been filed as part of this Registration Statement on Form 40-F:

Exhibits	Documents

99.1

Notice of Special Meeting of Securityholders of NovaGold Resources Inc and Management Proxy Circular with Respect to a Proposed Plan of Arrangement Involving NovaGold Resources Inc., its Securityholders and NovaCopper Inc., dated February 29, 2012, containing the audited Financial Statements of NovaCopper as at November 30, 2011 and November 30, 2010, Audited Annual Carve- out Financial Statements of the Ambler Project for the years ended November 30, 2010, 2009 and 2008, unaudited Pro-Forma Consolidated Financial Statements of NovaCopper Inc. as at November 30, 2011 and a description of the Registrant’s common shares (incorporated by reference to the Form 6-K of NovaGold Resources Inc. filed with the Securities and Exchange Commission on March 1, 2012) (File No. 1-31913).

99.2	Certificate of Incorporation, effective April 27, 2011, respecting the incorporation of NovaCopper Inc.

99.3	Articles of NovaCopper Inc., effective April 27, 2011.

99.4	Consent of PricewaterhouseCoopers LLP.

99.5	Consent of Robert Gill.

99.6	Consent of Kirk Hanson.

99.7	Consent of Greg Kulla.

99.8	Consent of Tony Lipiec.

99.9	Consent of Jay Melnyk.

99.10	Consent of Neal Rigby.

99.11	Consent of Dana Rogers.

99.12	Consent of Gordon Seibel.

99.13	Consent of Russ White.

99.14	Consent of Erin Workman.

99.15	Consent of Gregory Wortman.

99.16	Consent of SRK Consulting.

99.17	Consent of AMEC Americas Limited.

99.18	Consent of Lemley International Limited.